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RIVERSOURCE LIFE INSURANCE COMPANY
70100 Ameriprise Financial Center
Minneapolis, MN 55474

1-800-541-2251

                         ACCIDENTAL DEATH BENEFIT RIDER

Based on the application for this rider and the payment of its monthly deduction, this rider is made a part of the policy. This rider is subject to all policy terms and provisions unless this rider changes them. This rider does not increase Your policy values.

RIDER BENEFIT

We will pay the Accidental Death Benefit shown under Policy Data if We receive proof satisfactory to Us that the Insured's death:

1. resulted, directly and independently of all other causes, from accidental bodily injury; and

2.   occurred while this rider was in force; and

3.   occurred within 180 days of the injury.

This benefit is in addition to any other benefits payable under the policy. It will be included in the Proceeds of the policy and payable to the beneficiary of the policy.

MONTHLY DEDUCTION FOR THE COST OF THIS RIDER

While this rider is in force, a monthly deduction for the cost of this rider is taken from the Policy Value. The monthly deduction amount for this rider is shown under Policy Data.

RIDER INCONTESTABILITY

This rider will be incontestable after it has been in force during the Insured's lifetime for two years from the effective date of this rider.

RIDER TERMINATION

This rider will terminate on the earliest of the following:

1.   the date the policy Terminates; or

2.   the date of death of the Insured; or

3. the Monthly Date on or next following the effective date of Your request, by Written Request, or other requests acceptable to Us, that coverage terminates; or

4.   the Expiration Date for this rider shown under Policy Data.

The effective date of Your request is the date We receive Your Written Request, or a later date if specified in Your request. If We accept a request for termination by other than Written Request, the effective date of Your request is the date We receive Your request, or a later date if specified in Your request.

Termination of this rider will not affect a valid claim for benefits for any accident that occurs before the termination.

RISKS NOT COVERED BY THIS RIDER

The benefits of this rider are not payable if death occurs while the Insured is incarcerated, or if death resulted from or was contributed to by any of the following:

1.   suicide or attempted suicide, whether sane or insane;

2.   intentionally self inflicted injuries, whether sane or insane;

3. disease or infirmity of mind or body, or medical or surgical treatment for such disease or infirmity;

4. an infection not occurring as a direct result or consequence of the accidental bodily injury;

5. travel in or descent from an aircraft if the Insured acted in a capacity other than as a passenger;

6. travel in an aircraft or device used for testing or experimental purposes, used by or for any military authority, used for travel beyond the earth's atmosphere;

7.   committing or attempting to commit a felony;

8.   active participation in a riot, insurrection or terrorist activity;

9. voluntarily intake or use of poison, gas or fumes unless a direct result of an occupational accident;

10. voluntarily intake or use of any drug, unless prescribed or administered by a physician and taken in accordance with the physician's instructions;

11.  intoxication as defined by the jurisdiction where the accident occurred;

12. riding or driving an air, land, or water vehicle in a race, speed or endurance contest;

13.  rock or mountain climbing other than hiking on an established trail;

14. aeronautics (hang-gliding, skydiving, parachuting, ultralight, soaring, ballooning and parasailing);

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15.  war or act of war, subject to the following;

     (a) as a result of war or act of war, if the cause of death occurs while the Insured is serving in the military, naval or air forces of any country, combination of countries or international organization, provided such death occurs while in such forces or within six months after termination of service in such forces; or

     (b) as a result of the special hazards incident to service in the military, naval or air forces of any country, combination of countries or international organization, if the cause of death occurs while the Insured is serving in such forces and is outside the home area, provided such death occurs outside the home area or within six months after the Insured's return to the home area or area in such forces or within six months after the termination of service in such forces, whichever is earlier; or

     (c) as a result of war or an act of war while the Insured is serving in any civilian non-combatant unit serving with such forces, provided such death occurs while serving in such unit or within six months after termination of service in such unit, whichever is earlier; or

     (d) as a result of the special hazards incident to service in any civilian non-combatant unit serving with such forces, if the cause of death occurs while the Insured is serving in such unit and is outside the home area, provided such death occurs outside the home area or within six months after the Insured's return to the home area while serving in such unit or within six months after the termination of service in such unit, whichever is earlier; or

     (e) as a result of war or an act of war, within two years from the date of issue of the policy, while the Insured is not serving in such forces or units, if the cause of death occurs while the Insured is outside the home area, provided such death occurs outside the home area or within six months after the Insured's return to the home area.

If in the application the Insured represents that he or she is a member of the military, military reserves, or the National Guard, whether active or inactive, death as a result of war or any act related to military service shall not be excluded from the benefits of the policy.

"Home area" is defined to include at least the 50 states of the United States and its territories, the District of Columbia and Canada.

"War" includes, but is not limited to, declared war, and armed aggression by one or more countries resisted on orders of any other country, combination of countries or international organization.

"Act of war" means any act peculiar to military, naval or air operations in time of war.

This rider is issued as of the Policy Date of the policy unless a different date is shown under Policy Data.

RIVERSOURCE LIFE INSURANCE COMPANY

-s- Thomas R. Moore
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SECRETARY

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